
10010076

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to __________________

Commission file number 1-16681

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

	Page No.
Table of Contents	F-1
Report of Independent Registered Public Accounting Firm	F-2
Statements of Net Assets Available for Benefits - Modified Cash Basis as of October 31, 2009 & 2008	F-3
Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis - for the Years Ended October 31, 2009 & 2008	F-4
Notes to Financial Statements	F-5 - F-14
Supplemental Schedule 1 - Schedule of Assets (Held at End of Year) - Modified Cash Basis at October 31, 2009	F-15

(b) Exhibit

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI NATURAL GAS DIVISION OF LACLEDE GAS COMPANY WAGE DEFERRAL SAVINGS PLAN
(Registrant)

BY 
Thomas A. Reitz
Superintendent-
Construction & Maintenance

Date: February 12, 2010

MISSOURI NATURAL GAS DIVISION OF LACLEDE GAS COMPANY WAGE DEFERRAL SAVINGS PLAN

Employer Identification Number: 43-0368139
Plan Number: 014

Financial Statements – Modified Cash Basis as of and for the Years Ended October 31, 2009 and 2008, Supplemental Schedule as of October 31, 2009 and Report of Independent Registered Public Accounting Firm


Laclede Gas

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS **PAGE**

Report of Independent Registered Public Accounting Firm - BKD LLP	1
Financial Statements – Modified Cash Basis as of and for the Years Ended October 31, 2009 and 2008:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 – 13
Supplemental Schedule as of October 31, 2009:	
Schedule 1 – Schedule of Assets (Held at End of Year)	14

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Report of Independent Registered Public Accounting Firm

401(k) investment Review Committee and Missouri
Natural Gas Wage Deferral Savings Plan Committee
Missouri Natural Gas Division of Laclede
Gas Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of October 31, 2009 and 2008, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of October 31, 2009 and 2008, and the changes in its net assets available for benefits (modified cash basis) for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, in 2009 the Plan changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157, which was subsequently incorporated into the FASB Accounting Standards Codification (ASC) as Topic 820.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statement taken as a whole.

BKD, LLP

St. Louis, Missouri
February 12, 2010
Federal Employer Identification Number: 44-0160260

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
OCTOBER 31, 2009 AND 2008

	2009	2008
CASH	$ -	$ 37,967
INVESTMENTS	5,802,063	5,782,906
NET ASSETS AVAILABLE FOR BENEFITS	$ 5,802,063	$ 5,820,873

See notes to financial statements.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2009 AND 2008

	2009	2008
ADDITIONS:		
CONTRIBUTIONS:		
Employer	$ 143,025	$ 142,354
Employee	345,369	371,138
	488,394	513,492
INVESTMENT INCOME:		
Interest and dividends	86,292	92,394
Net depreciation in fair value of investments	(381,412)	(561,223)
	(295,120)	(468,829)
TOTAL ADDITIONS - NET	193,274	44,663
DEDUCTIONS:		
ADMINISTRATIVE FEES	945	-
DISTRIBUTIONS TO PARTICIPANTS	197,636	-
NET TRANSFERS TO OTHER PLANS	13,503	22,509
TOTAL DEDUCTIONS	212,084	22,509
(DECREASE)/INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(18,810)	22,154
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	5,820,873	5,798,719
END OF YEAR	$ 5,802,063	$ 5,820,873

See notes to financial statements.

MISSOURI NATURAL GAS
DIVISION OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS –
MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2009 AND 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the basis of cash receipts and disbursements ("modified cash basis"), except that investments in securities reflect fair market value. The modified cash basis is not in accordance with accounting principles generally accepted in the United States of America but is an acceptable method of reporting under the requirements of the Department of Labor.

Fair Value of Plan Assets – Effective November 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *Fair Value Measurements*, which was subsequently incorporated into the FASB Accounting Standards Codification (ASC) as Topic 820. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 has been applied prospectively as of the beginning of the year.

Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 3.

Investment Valuation and Income Recognition – The Plan's investments in the various funds are stated at the market value of the underlying assets, as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at the outstanding loan balance. Interest and dividend income are recorded when received.

Use of Estimates – The preparation of financial statements on the modified cash basis requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including mutual funds, common and collective trusts and company stock in The Laclede Group, Inc., the parent company of Laclede Gas Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses – The cost of the Plan administration is paid by Laclede Gas Company (the "Company"), the Plan sponsor. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, purchase of Company stock, etc.

Benefits Payable – Benefit payments are recorded upon distribution. As of October 31, 2009 and 2008, there were no distributions payable to Plan participants.

Review of Subsequent Events – Subsequent events have been evaluated through February 12, 2010 which is the date the financial statements were issued.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended October 31, 2009 and 2008 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers employees of the Missouri Natural Gas Division of Laclede Gas Company who are members of a collective bargaining unit, provided they meet the prescribed eligibility requirements. Assets of the Plan are maintained in trust with Fidelity Management Trust Company, the Plan trustee. Fidelity became the new trustee and recordkeeper on October 1, 2008 when the Company replaced Wachovia as the prior trustee and recordkeeper. The Plan is administered by the Missouri Natural Wage Deferral Savings Plan Committee ("Committee") which is a committee appointed by the Laclede Gas Company Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To participate in the Plan, an employee must be a member of a collective bargaining unit of the Missouri Natural Gas Division of Laclede Gas Company, must complete one year of service and must elect to participate as of any November 1 or May 1.

Contributions – Employees elect payroll deductions in 1% increments ranging from 2% through 8% of their annual rate of compensation, and employee contributions up to 8% of a participant's compensation were matched one-half by the Company prior to April 24, 2009. In addition, each employee was permitted to make additional deposits of up to 67% of compensation in any Plan year. Effective with compensation paid on and after April 24, 2009, employee contributions became matched 100% up to 4% of compensation, and employees were permitted to make additional contributions up to 71% of compensation in any Plan year. This change resulted from a new collective bargaining agreement. Participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the Internal Revenue Code ("IRC"). Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan may be invested in one or more of the available investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected. The Company added and changed investment funds on October 1, 2008 when the trustee changed to Fidelity from Wachovia but maintained both The Laclede Group, Inc. – ESOP and the Northern Trust Global Investments Russell 2000 Index Fund as investment options. Participants' investments were mapped into similar funds for the recordkeeper conversion.

Effective October 15, 2009, the Barclays Global Investors (BGI) Equity Index Fund F was replaced by the BGI Equity Index Non-Lendable Fund F and the BGI US Debt Index Fund F was replaced by the BGI US Debt Index Non-Lendable Fund F.

In addition, the BGI Russell 2000 Index Non-Lendable Fund F was added to the Plan for new contributions while the Northern Trust Global Investments Russell 2000 Equity Index Fund was frozen. Assets in the Northern Trust Russell 2000 Fund were transferred to a temporary fund, Laclede Gas NT/BGI Non-Lendable Russell 2000 Equity Index Fund, which is a blend of the Northern Trust Russell 2000 and the BGI Russell 2000 Funds. Because Northern Trust instituted a staged withdrawal process from that fund, assets could not be moved entirely into the BGI Russell 2000 Fund. During the staged withdrawal process, over time the fund will be invested less in Northern Trust and more in BGI. Once the assets are invested entirely in the BGI Russell Fund, the temporary fund will cease to exist and all assets will be held only in the BGI Russell 2000 Index Non-Lendable Fund F. At October 31, 2009, the composition of the Laclede Gas NT/BGI Non-Lendable Russell 2000 Equity Index Fund was approximately 85% in the Northern Trust Russell Fund and approximately 15% in the BGI Russell Fund.

The investment funds available during the 2009 Plan Year were:

- The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- Northern Trust Global Investments Russell 2000 Index Fund
- Barclays Global Investors Russell 2000 Index Non-Lendable Fund F
- Laclede Gas NT/BGI Non-Lendable Russell 2000 Equity Index Fund
- American Funds® EuroPacific Growth Fund® - Class R5
- American Funds® The Growth Fund of America® - Class R5
- Barclays Global Investors Equity Index Fund – F
- Barclays Global Investors Equity Index Non-Lendable Fund F
- Barclays Global Investors Money Market Fund
- Barclays Global Investors US Debt Index Fund – F
- Barclays Global Investors US Debt Index Non-Lendable Fund F
- Columbia Small Cap Value I Fund – Class Z
- JPMorgan Small Cap Growth Fund – Class A
- T. Rowe Price Equity Income Fund
- Vanguard Total International Stock Index Fund – Investor Shares
- Vanguard Target Retirement Income Fund - Investor Shares
- Vanguard Target Retirement 2005 Fund - Investor Shares
- Vanguard Target Retirement 2010 Fund - Investor Shares
- Vanguard Target Retirement 2015 Fund - Investor Shares
- Vanguard Target Retirement 2020 Fund - Investor Shares
- Vanguard Target Retirement 2025 Fund - Investor Shares
- Vanguard Target Retirement 2030 Fund - Investor Shares

- Vanguard Target Retirement 2035 Fund - Investor Shares
- Vanguard Target Retirement 2040 Fund - Investor Shares
- Vanguard Target Retirement 2045 Fund - Investor Shares
- Vanguard Target Retirement 2050 Fund - Investor Shares

The investment funds available prior to October 1, 2008 were:

- The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- Northern Trust Global Investments Russell 2000 Index Fund
- RiverSource Trust Equity Index Base Fund
- RiverSource Trust Bond Fund
- RiverSource Trust Money Market Fund I
- RiverSource Trust Short-Term Horizon Fund 25:75
- RiverSource Trust Medium-Term Horizon Fund 50:50
- RiverSource Trust Long-Term Horizon Fund 65:35
- RiverSource Trust Long-Term Horizon Fund 80:20

Employee Stock Ownership Plan – The Laclede Group, Inc. Employee Stock Ownership Plan (ESOP) constitutes a portion of the Plan, not a separate plan. Employee contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him. The election to receive cash dividends remains in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested in the ESOP under the terms of the Plan. As previous plan trustee, Wachovia used pool accounting for the ESOP, and assets were tracked using unit accounting. Fidelity, the new trustee, uses real-time trading, and ESOP assets are now reported in actual shares of stock.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of Plan losses, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual account balances, a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 9.25% at October 31, 2009.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants who are at least age 59-1/2 may elect a partial or total distribution from their account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. – ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Committee and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.

Transfers – The accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. The accounts of the Participants who become covered by a collective bargaining agreement for the Laclede Gas Company Division are transferred to the Laclede Gas Company Wage Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis).

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2009	2008
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund) (34,186.943 and 33,887.968 shares, respectively)	$1,049,881	$1,773,018
Northern Trust Global Investments Russell 2000 Index Fund (0.000 and 520.197 units, respectively)	-	335,205
Laclede Gas NT/BGI Non-Lendable Russell 2000 Equity Index Fund (39,623.602 and 0.000 units, respectively)	357,801	-

Barclays Global Investors U.S. Debt Index Non-Lendable Fund F (58,437.350 and 0.000 units, respectively)	626,448	-
Barclays Global Investors U.S. Debt Index Fund F(0.000 and 21,734.962 units, respectively)	-	444,480
Barclays Global Investors Money Market Fund (1,021,493.650 and 1,048,216.920 units, respectively)	1,021,494	1,048,217
Barclays Global Investors Equity Index Non-Lendable Fund F (121,241.749 and 0.000 units, respectively)	1,702,234	-
Barclays Global Investors Equity Index Fund F (0.000 and 103,794.860 units, respectively)	-	1,526,822

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) depreciated by $(381,412) and $(561,223), respectively, as follows:

	2009	**2008**
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)	$ (723,267)	$ 604,052
Northern Trust Global Investments Russell 2000 Index Fund	44,747	(166,466)
Barclays Global Investors Russell 2000 Index Non-Lendable Fund F	(137)	-
Laclede Gas NT/BGI Non-Lendable Russell 2000 Equity Index Fund	(38,493)	-
American Funds® EuroPacific Growth Fund® of America – Class R5	4,851	17
American Funds® The Growth Fund of America® – Class R5	21,539	757
Barclays Global Investors Equity Index Fund F	245,692	(308,135)

Barclays Global Investors Equity Index Non-Lendable Fund F	(98,107)	-
Barclays Global Investors U.S. Debt Index Fund F	64,123	(11,683)
Barclays Global Investors U.S. Debt Index Non-Lendable Fund F	4,087	-
Columbia Small Cap Value I Fund - Z	4,258	-
T. Rowe Price Equity Income Fund	12,129	495
Vanguard Target Retirement 2010	(186)	(93)
Vanguard Target Retirement 2015	19,770	(5,054)
Vanguard Target Retirement 2020	22,392	(25,974)
Vanguard Target Retirement 2025	17,604	(9,992)
Vanguard Target Retirement 2030	7,588	(6,826)
Vanguard Target Retirement 2035	9,774	(11,849)
Vanguard Target Retirement 2040	233	(109)
Vanguard Target Retirement 2045	(1)	(1)
Vanguard Target Retirement 2050	(8)	-
RiverSource Trust Equity Index Base Fund	-	(530,914)
RiverSource Trust Bond Fund	-	(4,254)
RiverSource Trust Long-Term Horizon Fund 80:20	-	(27,687)
RiverSource Trust Long-Term Horizon Fund 65:35	-	(33,722)
RiverSource Trust Medium-Term Horizon Fund 50:50	-	(23,758)
RiverSource Trust Short-Term Horizon Fund 25:75	-	(27)
Total Depreciation	$ (381,412)	$ (561,223)

The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at October 31, 2009.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and The Laclede Group, Inc. common stock (held in the ESOP). If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include investments in common and collective trusts (CCTs). In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Participant loans are classified as Level 3 securities.

		Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
The Laclede Group ESOP	$ 1,049,881	$ 1,049,881		
Mutual Funds	$ 847,076	$ 847,076		
Common Collective Trusts	$ 3,709,994		$ 3,709,994	
Participant Loans	$ 195,112			$ 195,112

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying Statements of Net Assets Available for Benefits using significant unobservable (Level 3) inputs:

	Participant Loans
Balance as of November 1, 2008	$ 190,062
Loan proceeds less repayments	5,050
Balance as of October 31, 2009	$ 195,112

4. TAX STATUS

The Plan's application for a new determination letter was filed on December 28, 2009. The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. In addition, the

Internal Revenue Service issued a compliance statement in response to a filing by the Committee for voluntary compliance. The compliance statement dated December 15, 2006 constitutes an enforcement resolution with respect to the failure to timely amend the Plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of October 31, 2009, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

At October 31, 2009 and 2008, the Plan held 34,186.943 and 33,887.968 shares, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $1,049,881 and $1,773,018, respectively. During the years ended October 31, 2009 and 2008, the Plan received dividend income related to this common stock of $51,746 and $49,114, respectively.

7. SUBSEQUENT EVENT

Change in Fund Name – Effective December 1, 2009, Barclays Global Investors, N.A. ("BGI") was acquired by BlackRock, Inc. ("BlackRock"). The new combined entity was renamed BlackRock Institutional Trust Company, N.A. ("BTC"). BTC continues to manage all the former BGI investment funds offered in the Plan. This acquisition resulted in the renaming of five BGI investment fund choices, including the following: BlackRock Money Market Fund, BlackRock US Debt Index Non-Lendable Fund F, BlackRock Equity Index Non-Lendable Fund F, BlackRock Russell 2000 Equity Index Non-Lendable Fund F, and Laclede Gas NT/BlackRock Non-Lendable Russell 2000 Equity Index Fund.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) - MODIFIED CASH BASIS
(FORM 5500)
OCTOBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	The Laclede Group, Inc. - ESOP	Company stock fund (34,186.943 shares)		$ 1,049,881
	T. Rowe Price Equity Income Fund	Mutual Fund (3,110.836 shares)		61,035
	Barclays Global Investors Money Market Fund	Common/collective trust (1,021,493.650 units)		1,021,494
	Columbia Small Cap Value I Fund - Z	Mutual Fund (587.515 shares)		20,622
	Vanguard Target Retirement 2020	Mutual Fund (10,660.268 shares)		206,489
	Vanguard Target Retirement 2030	Mutual Fund (3,572.736 shares)		66,024
	Vanguard Target Retirement 2040	Mutual Fund (58.765 shares)		1,065
	Vanguard Target Retirement 2050	Mutual Fund (27.888 shares)		507
	Barclays Global Investors Equity Index Non-Lendable Fund F	Common/collective trust (121,241.749 units)		1,702,234
	Barclays Global Investors Russell 2000 Index Non-Lendable Fund F	Common/collective trust (207.522 units)		2,017
	Barclays Global Investors U. S. Debt Index Non-Lendable Fund F	Common/collective trust (58,437.350 units)		626,448
	American Funds® EuroPacific Growth Fund® - Class R5	Mutual Fund (666.416 shares)		24,611
	American Funds® The Growth Fund of America® - Class R5	Mutual Fund (3,914.103 shares)		99,536
	Vanguard Target Retirement 2015	Mutual Fund (13,316.654 shares)		147,415
	Vanguard Target Retirement 2025	Mutual Fund (12,234.074 shares)		133,596
	Vanguard Target Retirement 2035	Mutual Fund (7,784.624 shares)		86,176
	Laclede Gas NT/BGI Non-Lendable Russell 2000 Equity Index Fund	Common/collective trust (39,623.602 units)		357,801
*	Loans to Participants	Loans to participants Interest rate 4.25% - 9.25%		195,112
			Total	$ 5,802,063

* Party-in-interest.

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90248) pertaining to the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan, of our report dated February 12, 2010, with respect to the financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended October 31, 2009.

BKD, LLP

St. Louis, Missouri
February 12, 2010